

January 28, 2011

Peter Dong
Chief Financial Officer
Tri-Tech Holding, Inc.
16th Floor of Tower B, Renji Plaza No. 101
Jingshun Road, Chaoyang District
Beijing, People's Republic of China 100102

>   **Re: Tri-Tech Holding, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Forms 10-Q for Periods Ended March 31, 2010,**
>   **June 30, 2010 and September 30, 2010**
>   **Form 8-K Filed August 11, 2010**
>   **File No. 1-34427**

Dear Mr. Dong:

We have reviewed your response letter dated January 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. We note that you did not provide the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated December 28,

2010. Please provide these acknowledgements in writing from the company's management with your next response letter.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-13

3. We note your response to comment three from our letter dated December 28, 2010. For each type of sales contract, please revise your accounting policy disclosure to provide more details about when you recognize revenue, similar to the information provided in your December 28 response letter. For example, please enhance your discussion of product sales to disclose that since you only provide equipment and have no other obligations (such as repurchase or return of goods), you recognize revenue for these transactions upon delivery of the equipment to the customer and acceptance of the equipment by the customer.

4. On page F-14, you indicate that you recognize revenue for software sales with significant post-shipment obligations under the percentage of completion method. Your response letter indicates that you sell standard software without any additional services and that you recognize revenue for this software upon delivery and acceptance by the customer. Please revise to clarify if you had any material software sales transactions with significant post-shipment obligations during the periods presented in your filing and through September 30, 2010 and disclose the nature of these post-shipment obligations.

5. You indicate for software sales that you will charge additional fees for providing services not within the scope of the original contract by signing another contract with the customer. Please tell us if these secondary contracts are typically negotiated as package or entered into at or near the same time as the original contract. If so, please tell us how you considered ASC 605-25-25 in determining not to evaluate these contracts as a single arrangement with one or more unit of accounting.

Item 9.A Controls and Procedures, page 34

6. We note your responses to comments two and four from our letter dated December 28, 2010. Please tell us if your financial manager's CIA qualification requires any specific U.S. GAAP knowledge or experience. Please also tell us the name of the entity that issued the CIA qualification, the country to which it relates, and if the financial manager has maintained his or her qualification in an active status since it was issued in 2002.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010</u>

<u>Internal Control and SOX 404 Compliance, page 8</u>

7. We note your response to comment eight from our letter dated December 28, 2010 in which you indicate that you are in the process of implementing an internal control system and training program within the entire company. Please confirm that to the extent you make material changes to your internal control over financial reporting in the process of implementing this new system and training program, you will disclose the changes in internal control over financial reporting in your periodic reports as required by Item 308(c) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Segment Information, page 15</u>

8. We note your response to comment nine from our letter dated December 28, 2010. Since you have provided income statements for the three month periods ended September 30, 2010 and 2009, your discussion should address material changes in segment results of operations for those periods as well. Please refer to Item 303(b)(2) of Regulation S-K and revise your future MD&A disclosures accordingly.

<u>FORM 8-K FILED AUGUST 11, 2010</u>

<u>Item 9.01 Financial Statements and Exhibits</u>

9. We note your response to comment 10 from our letter dated December 28, 2010. Please confirm that BSST's financial statement figures used for the significance test were prepared on a U.S. GAAP basis. Please also confirm that you included transaction costs and any contingent consideration with more than a remote likelihood of payment in your calculations for the investment test.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief

cc: Bradley Haneberg, Kaufman & Canoles
via facsimile (804) 771-5777